EXHIBIT 1
STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (“Agreement”), entered into as of December 4, 2008 (the "Effective Date”), by and among Javaid Aziz or an affiliate(s) or an associate(s) (the “Buyer”) and Pabrai Investment Fund 4, L.P. (“PIF4”), Pabrai Investment Fund II, L.P. (“PIF2”), Pabrai Investment Fund 3, Ltd. (“PIF3”) and Dalal Street LLC (“Dalal Street”, and collectively with PIF4, PIF3 and PIF2, the “Sellers”).
RECITALS:
     A. The Sellers own an aggregate of 1,039,394 common shares of Cryptologic Ltd. (the "Company”), of which PIF4 owns 594,894, PIF3 owns 324,906, PIF2 owns 119,194 and Dalal Street owns 400 (collectively, such shares being referred to herein as the “Shares”).
     B. The Buyer desires to purchase certain of the Shares from the Sellers and have the right to purchase additional Shares, all on the terms and conditions set forth herein.
     C. In consideration of the recitals (which are deemed to be a part of this Agreement) and of the respective representations, warranties, covenants, agreements and conditions contained herein, the Buyer and the Sellers hereby agree as follows:
AGREEMENTS
     1. Acquisition and Sale of Shares. Upon the terms set forth herein, on the Effective Date, Buyer hereby purchases 550,000 Shares (collectively, the “Purchased Shares”) from the Sellers, severally and not jointly, and each Seller, severally and not jointly, hereby sells to Buyer all of such Seller’s right, title and interest in the Purchased Shares owned by it at a price per Share of $2.30, for an aggregate purchase price of $1,265,000 (the “Purchase Price”). The Purchase Price shall be payable by the Buyer to the Sellers in cash by wire transfer of immediately available funds to the account set forth on Exhibit A hereto. The Purchase Price shall be allocated among the Sellers on a pro rata basis based upon the number of Purchased Shares sold by such Seller. The allocation of Purchased Shares to be sold by each of the Sellers shall be determined in the sole discretion of Dalal Street. Upon payment of the Purchase Price in accordance herewith, each of the Sellers selling Purchased Shares shall transfer to the Buyer all of such Seller’s right, title and interest in the Purchased Shares being sold by such Seller.
     2. Option to Purchase Remaining Shares. Each Seller hereby grants the Buyer, severally and not jointly, an option to purchase up to such portion of the 489,394 Shares (collectively, the “Option Shares”) owned by such Seller following the sale to Buyer of the Purchased Shares and which Option Shares are then owned by such Seller and not subject to any binding agreement to sell such Option Shares as of the time that such Seller receives an applicable Exercise Notice (as defined below), on the following terms and conditions:
          a. Beginning on the Effective Date and continuing through December 17, 2008, the Buyer shall have the option to purchase all or a portion of the Option Shares, in increments of 10,000 Shares, at a price equal to $2.12 per Share.

          b. Beginning on December 18, 2008 and continuing through April 30, 2009, the Buyer shall have the option to purchase all or a portion of any remaining Option Shares, in increments of 10,000 shares, at a price equal to $2.12 per Share; provided, however, that if the Buyer exercises such option on a date when the closing sale price per share of the common shares of the Company as reported in the NASDAQ on such date (the “Closing Price”) is greater than $2.12 per share (the amount of such difference being called the “Excess Amount”), then the purchase price per Share shall be equal to (i) $2.12 plus (ii) 50% of the Excess Amount.
          c. The options described in Section 2(a) and 2(b) shall be exercisable by delivery by the Buyer of written notice (the “Exercise Notice”) to the Sellers which shall state: (i) the Buyer’s election to exercise the option; (ii) the number of Option Shares with respect to which the option is being exercised (the “Exercised Shares”); (iii) the Closing Price of the common shares of the Company on the date of the Exercise Notice; (iv) the aggregate price of such Option Shares payable by the Buyer to the Sellers calculated in accordance with this Section 2 (the “Exercise Price”); and (v) such other representations or agreements as may be reasonably requested by the Sellers. The Buyer shall pay to the Sellers the aggregate Exercise Price as to all Exercised Shares identified in an Exercise Notice within one business day of the date of such Exercise Notice, and such payment shall be made by the Buyer in cash by wire transfer of immediately available funds to the account set forth on Exhibit A hereto. No option shall be deemed to be exercised until receipt by the Sellers of the aggregate Exercise Price identified in an Exercise Notice. The Exercise Notice shall be delivered by the Buyer to Mohnish Pabrai c/o Dalal Street, LLC via either (i) email delivery to mpabrai@pabraifunds.com, (ii) facsimile to (949) 453-0307 or (iii) such other method as may be specified by the Sellers, and shall not be deemed effective until actual receipt.
          d. The Exercise Price shall be allocated among the Sellers on a pro rata basis based upon the number of Exercised Shares sold by each of them. The allocation of Exercised Shares to be sold by each of the Sellers shall be determined in the sole discretion of Dalal Street. Upon payment of the Exercise Price in accordance herewith, each Seller selling Exercised Shares shall transfer to the Buyer all of such Seller’s right, title and interest in such Exercised Shares.
          e. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, combination or exchange of shares or other change in corporate structure affecting the common shares of the Company or the declaration of any other dividend, then Dalal Street shall have the right to make adjustments to any applicable Exercise Price as it determines to be appropriate and equitable in its sole discretion by providing written notice to the Buyer prior to or following Sellers receipt of any Exercise Notice and to any calculation of Shares under this Agreement.
          f. The options granted under this Section 2 shall expire at 12:00 am Pacific Standard Time, May 1, 2009.
          g. Notwithstanding anything to the contrary contained herein, on or after December 18, 2008 each Seller shall be entitled to sell or otherwise transfer or commit to sell or transfer any Option Shares owned by such Seller prior to such Seller’s receipt of an Exercise Notice that would apply to such Shares, subject only the provisions of Section 3 below.

     3. Restrictions on Sellers’ Ability to Sell Shares.
          a. Between the Effective Date and December 17, 2008, the Sellers shall not sell any Shares to any individual or entity other than the Buyer or an affiliate of Buyer.
          b. Beginning on December 18, 2008 and continuing through April 30, 2009, the Sellers may not in the aggregate sell in excess of an average of 10,000 Shares per calendar day to any individual or entity other than the Buyer or an affiliate of Buyer. By way of example, in the event that Sellers sell 5,000 Shares on December 18, 13,000 Shares on December 24, and 2,000 Shares on December 27, Sellers would be entitled to sell up to an aggregate of 80,000 Shares on December 28. Notwithstanding the foregoing, prior to a Seller selling any Shares pursuant to this Section 3(b) to any individual or entity other than the Buyer or an Affiliate of Buyer, such Seller shall first provide the Buyer with an opportunity to purchase such Shares on terms and conditions satisfactory to such Seller.
          c. After April 30, 2009, the Sellers shall not be restricted in selling Shares.
     4. Representations, Warranties and Covenants of the Sellers. Each Seller hereby represents, warrants and covenants to Buyer that:
          a. Title to Shares. Such Seller owns beneficially, free and clear of any liens, options, security interests, or pledges created by such Seller (collectively, “Liens”), the Shares to be sold by it pursuant to this Agreement, and, upon delivery of and payment for the Shares pursuant hereto such Seller has conveyed to Buyer valid title thereto, free and clear of any Liens other than those pursuant to applicable securities laws and as provided pursuant to this Agreement.
     5. Representations, Warranties and Covenants of Buyer. Buyer hereby represents, warrants and covenants to the Sellers that:
          a. Investment Experience. Buyer is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in the Shares, and has had the opportunity to review Company’s publicly-filed documents. Buyer will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares, nor will Buyer engage in any short sale that results in a disposition of any of the Shares by the Buyer, except in compliance with the Securities Act of 1933, the Exchange Act of 1934 and applicable state securities and blue sky laws. Buyer is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933. Sellers have advised Buyer to seek appropriate legal and tax counsel in connection with the transactions contemplated by this Agreement.
          b. Receipt of Information. Buyer is the former Chief Executive Officer of the Company. Buyer fully understands, and has access to information regarding, the financial condition and results of operations, business and prospects of the Company, and has all the information Buyer considers necessary or appropriate for deciding whether to acquire the Shares in accordance with the terms of this Agreement. Buyer has not relied upon, and hereby disclaims, any representation or warranty made by Sellers regarding the Company. Buyer is making and has made Buyer’s decision to acquire the Shares pursuant to this Agreement based upon Buyer’s own investigation and judgment with respect to the value of the Shares.
          c. Press Release or Other Statements. The Buyer shall not issue any press release or other public or private statement with respect to or in any way identifying the Sellers, the Pabrai Funds or Mohnish Pabrai without the prior written consent of Dalal Street.
     6. Miscellaneous.
          a. Seller Indemnity. Each Seller agrees severally and not jointly to indemnify, defend and hold harmless the Buyer, from and against any and all losses, damages, claims, demands, deficiencies, costs, and expenses (including reasonable attorneys’ fees and expenses) of every kind, nature or description which arise out of or result from or as a consequence of any breach of any representation, warranty or undertaking made by such Seller in this Agreement or in any other document, exhibit, certificate or instrument delivered in connection herewith.
          b. Buyer Indemnity. The Buyer agrees unconditionally to indemnify, defend and hold harmless the Sellers, from and against any and all losses, damages, claims, demands, deficiencies, costs, and expenses (including reasonable attorneys’ fees and expenses) of every kind, nature or description which arise out of or result from or as a consequence of any breach of any representation, warranty or undertaking made by the Buyer in this Agreement or in any other document, exhibit, certificate or instrument delivered in connection herewith.
          c. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party hereto may assign its rights or obligations pursuant to this Agreement without the prior written consent of the other parties hereto.
          d. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware without giving effect to principles of conflict of laws.
          e. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
          f. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          g. Amendments and Waivers. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of all of the parties hereto.
          h. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
          i. Entire Agreement. This Agreement supersedes all prior written and oral agreements and understandings among the parties as to the subject matter hereof and constitutes the entire agreement of the parties with respect to the subject matter hereof.
* * * * *

     IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.

BUYER:	SELLERS:

/s/ JAVAID AZIZ Javaid Aziz	PABRAI INVESTMENT FUND 4, L.P. a Delaware limited liability partnership

By:	Dalal Street, LLC, its general partner

By:	/s/ MOHNISH PABRAI
	Name:	Mohnish Pabrai
	Title:	Chief Executive Officer

PABRAI INVESTMENT FUND 3, LTD. a British Virgin Islands corporation
By:	Dalal Street, LLC, its investment manager

By:	/s/ MOHNISH PABRAI
	Name:	Mohnish Pabrai
	Title:	Chief Executive Officer

PABRAI INVESTMENT FUND II, L.P. a Delaware limited partnership
By:	Dalal Street, LLC, its general partner

By:	/s/ MOHNISH PABRAI
	Name:	Mohnish Pabrai
	Title:	Chief Executive Officer

DALAL STREET, LLC a California limited liability company
By:	/s/ MOHNISH PABRAI
	Name:	Mohnish Pabrai
	Title:	Chief Executive Officer